Filed by Cigna Corporation
Pursuant to Rule 425 under the Securities Act of 1933
and deemed filed pursuant to Rule 14a-12
under the Securities Exchange Act of 1934

Subject Company: Cigna Corporation and Express Scripts Holding Company
(Commission File No. 001-08323)
Date: July 30, 2018
The following presentation was issued by Cigna Corporation on July 30, 2018.

 Cigna TO ACQUIRE Express Scripts  July 2018

 Today’s Agenda  2  Transaction OverviewStrategic RationaleGovernance and ProcessConclusion

The Proposed Express Scripts Acquisition Will Grow Shareholder Value Amidst an Increasingly Demanding Healthcare Environment

1 The current healthcare model is increasingly more complex and less sustainable

- Need for improved affordability
- Need for more coordinated patient care with greater personalization and access
- Shift from volume to value
- Complex regulatory environment
- Ongoing digital transformation

2 Larger, more strategic healthcare partners are needed to transform the system

- Cigna and Express Scripts will combine complementary health services portfolios to create a premier healthcare services company with ~$140 billion in annual revenue
- Further improves affordability through lower total costs of care and drug costs as well as deepened partnerships with value based care providers
- Provides the reach, tools and capabilities needed to make the customer and physician experience holistic, connected and simple

3 This combination is designed to unlock significant long-term value for Cigna shareholders

- Expands the reach of the combined company to allow for sustained growth
- Expected to deliver mid-teens accretion in the first full year after closing, excluding accretion from transitioning clients

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 I. Transaction Overview  4

Executive Summary: Creating a Premier Health Services Company

Cigna proactively pursued a combination with Express Scripts to accelerate the transformation of the U.S. health care system and drive long-term value

- Healthcare costs are growing at unsustainable levels, while health conditions of Americans are deteriorating; managing and coordinating medical, pharmacy and behavioral care holistically is critical in addressing these challenges
- Positioning Cigna for long-term success by addressing key underlying drivers of health care costs to further drive access and affordability – of which pharmacy, including specialty pharmacy, is one of the largest
- Combination seeks to transform healthcare service by reducing costs, while improving the customer experience, care quality and health outcomes
- Cigna's Board considered all of its strategic alternatives before pursuing Express Scripts, following a disciplined analysis process that led to the conclusion that the combination will create the most value for shareholders

The combination positions Cigna to deliver sustained growth and strong, differentiated financial results

- Believe the combined company will enable increased value capture for shareholders through anticipated:
  - 6-8% revenue growth over the long-term driven by expanded capabilities, market penetration, and cross-selling opportunities
  - Mid-teens accretion in the first full year after closing[1] and greater than $600 million in retained synergies; as a result, raised Cigna's 2021 EPS target to $20-21 vs. prior guidance of $18
- Set the strategic goal to achieve CPI-level medical cost inflation by 2021 as a combined company

Cigna has a proven track record of value creation and entered this transaction from a position of strength

- Cigna has a long track record of success by delivering market-leading, innovative and integrated health services that have resulted in superior financial results as a standalone company, including double-digit top- and bottom-line growth over an 8-year period[2]

1. Excluding accretion from transitioning clients; 2. 12/31/09 – 12/31/17

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Summary Terms of the Combination

Purchase Price & Consideration	• Cigna acquiring Express Scripts for ~$67 billion in a cash and stock transaction • Consideration consists of $48.75 and 0.2434 shares of stock of the combined company per Express Scripts share
Ownership	• Cigna shareholders will own ~64%; Express Scripts' shareholders will own ~36%
Financing Considerations	• Pro forma debt-to-capitalization of ~49%, projected to return to 30s in 18-24 months post-close • Committed to retaining investment grade debt ratings
Leadership & Governance	• Upon closing, the combined company will be led by David Cordani as President & CEO • Tim Wentworth will assume the role of President of Express Scripts, Inc. • The combined company's Board will be expanded to 14 directors, including four independent members of the Express Scripts' Board
Approvals & Closing	• Meetings of Cigna and Express Scripts' shareholders are both scheduled for August 24, 2018 • Subject to regulatory approvals • Anticipated closing by December 31, 2018

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 II. Strategic Rationale  7

The Current Healthcare Landscape is Unsustainable…

Healthcare costs are growing at unsustainable levels

- Healthcare spending is projected to grow 5.6% per year, on average, over the period 2016 – 2025 – a more rapid rate than growth in GDP – and increase to 19.9% of GDP by 2025 [1]

At the same time, the health conditions of Americans are deteriorating

- Nearly 150 million Americans are living with at least one chronic condition; around 100 million have more than one; and nearly 30 million are living with five chronic conditions or more [2]
- Those with five or more conditions (about 12% of the U.S. adult population) account for more than 40% of U.S. health spending, which could translate into more than $1 trillion a year, based on current estimates of overall healthcare costs [2]
- As early as 2030, roughly two of every five people age 65 or older will be living with three chronic conditions or more – an age group projected to make up a quarter of the U.S. population by 2060 (as compared to 15% today) [2]

Pharmacy is the most widely used healthcare benefit with prescription drugs representing a growing share of healthcare spend

- The pharmacy benefit is used almost twice as frequently as the next closest healthcare benefit (relative to the number of transactions (or interactions) per member per year), and currently, constitutes about 20% of employer-based insurance benefits [3, 4]
- Over the next decade, the Centers for Medicare and Medicaid Services (CMS) projects that spending for retail prescription drugs will be the fastest growth health category and will consistently outpace that of other health spending – rising an average of 6.3% per year, due to higher drug prices and more use of specialty drugs [5]

It has become crucial to manage drug and other medical costs holistically to reduce costs, preserve health and improve outcomes

1. Source: https://www.healthaffairs.org/doi/10.1377/hlthaff.2016.1627
2. Source: https://www.rand.org/blog/rand-review/2017/07/chronic-conditions-in-america-price-and-prevalence.html
3. Source: http://www.cms.hhs.gov/NationalHealthExpendData
4. Source: The High Cost of Prescription Drugs in the United States,A. KesselheimM.D., et al, JAMA 2016; 316(8):858-871
5. Source: https://www.reuters.com/article/us-usa-healthcare-spending/u-s-healthcare-spending-to-climb-5-3-percent-in-2018-agency-idUSKCN1FY2ZD

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… And Together, Cigna and Express Scripts Will Deliver Greater Affordability for Consumers and Long-term Value for Shareholders

Base	Unmanaged Care	9 – 12% Medical trend
Healthcare 1.0	Managed Care	7 – 8% Medical trend
Healthcare 2.0	Health Services	~5 – 6% Medical trend
	Cigna	~4% Medical trend
2017 U.S. GDP 2.6%		
Healthcare 3.0	Other Health Services Companies	TBD
	Cigna / Express Scripts Goal	Medical and Pharmacy Trend ≤ CPI

- Network management
- Benefit designs
- Utilization management

- Integrated offerings
- Close partnerships with physicians
- Individual engagement

- Consumer level benefits and access design
- Expanded value based offerings (80% of all costs)
- Comprehensive use of technology and digital delivery
- Broad portfolio of services that can be sold in whole or in part to maximize consumer and client (including health plan client) choice

*"Should its acquisition of ESRX close, giving CI the power of formulary management at scale for **more than 25% of the US population** (>80mn PBM lives for ESRX standalone, before contemplating CI's 16mn medical members), the company could further improve its ability to manage drug trend … We believe it is also worth noting that the potential to improve CI's ability to **manage drug prices lower for >25% of the US population** via its acquisition of ESRX (a proportion that we think could grow organically over time, should the deal close) by better integrating pharmacy and medical cost management **is well-aligned with one of the administration's top health policy priorities today: lowering drug costs**."*
– Stephen Tanal, Goldman Sachs (6/6/18)

Combination has the potential to lower medical and pharmacy trend to a level at or below CPI, enabling increased value for customers and clients, and as a result, shareholders

Note: Permission to use quotes was not sought or obtained; Source: Wall Street Analyst Research Reports

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Accelerates the Strategy of Both Companies and Drives Deeper Alignment Across Critical Elements of the Healthcare System


Cigna
EXPRESS SCRIPTS
MEDICAL INSURANCE
PHARMACY MANAGEMENT SERVICES
ALIGNED HEALTH CARE PROVIDERS
HEALTH & WELLNESS SERVICES
PHARMACY SUPPLY CHAIN

Power of Alignment

- **Unrivaled Predictive Capabilities:** Harnesses insights to predict health and treatment adherence risks
- **Coordinated Care and Treatment:** Have reach to coordinate pharmacy, medical and behavioral health care and treatment – even for the most complex cases
- **Aligned Incentives:** Will lead the value-based and outcomes-based reward structure across the health care spectrum

Enhanced Tools

- **Data and Technology:** Combined medical / pharmacy info for 100M+ customers and flexible tech to share data insights in an actionable way
- **Integrated Model:** Ability to share info seamlessly to deliver integrated care and support
- **Deepen Relationships:**
  - Physicians: Through 500+ collaborative accountable care organizations
  - Pharmacists: Through pharmacy networks
  - Drug manufacturers: Through supply chain management

Delivering Results

- **Lower Costs:** Potential to lower medical and pharmacy cost trend to a level at or below CPI
- **Better Quality of Care:** Closes more gaps in care and ability to get customers the right care and treatment from the right doctor at the right time
- **Increased Customer Satisfaction:** More personalized care and choice
- **Health Plan Clients:** Will benefit from additional agnostic, portfolio of services

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   11  Broadens offerings for employers, health plans and government agencies  Meaningfully expands geographic reach  Deepens and strengthens client relationships  Strengthens Medicare Advantage and Part D offerings   Expands Reach, Positioning the Combined Company for Sustained Growth   Deeper Geographic Reach   Enhanced Service Offering   Expanded Access to Employers and Customers   Billions of Customer Touchpoints Annually             Advances pharmacy penetration   Provides access to employer middle market

Differentiated Financial Results and Long-term Shareholder Value

Drives Strong EPS Accretion	• Expected mid-teens accretion in first full year post-close, excluding any contribution from Express Scripts' transitioning clients • Increased 2021 EPS target to $20 – $21
Delivers Immediate and Longer-Term Cost Savings	• Greater than $600 million of retained synergies expected, primarily administrative • Billions of savings for customers and clients anticipated; can fuel further growth
Strengthens Growth Profile	• Improves affordability, expands geographic and customer reach and broadens service offerings • Long-term revenue CAGR target of 6% – 8% • Strong, sustainable margin profile
Maintains Balance Sheet Flexibility	• Robust free cash flow generation – greater than $6 billion of free cash flow in 2021 • Pro forma debt-to-capitalization of ~49%, projected to return to 30s in 18-24 months post-close; committed to retaining investment grade debt ratings • Additional capital deployment capability beyond debt repayment anticipated in 2019 – 2020

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Shared Beliefs, Values and Vision Will Enable Sustained Growth for the Combined Company in the Rapidly Changing Healthcare Marketplace

Customer-centric organizations

- Focus on high customer satisfaction as measured by each company's strong net promoter scores
- Combination will strengthen the patient-physician relationship with better tools and information at the point of care

Consultative, data-driven client approach

- Takes solutions-oriented approach to meet their clients' needs – each offering a suite of products, services, customized benefits and funding mechanisms
- Leverages the data and insights across their respective solutions to improve outcomes for customers and clients

Deep clinical abilities and partnership orientation

- Cigna employs over 4,000 clinicians and Express Scripts employs over 3,000 health care professionals
- Each has a proven ability to partner with others in the healthcare ecosystem – e.g., health plans, health providers, pharmaceutical manufacturers

Commitment to communities

- Combined company to invest an additional $200 million in its charitable foundation, to support the communities in which it operates, and with the continued focus on improving societal health, once transaction is closed

Aligned health care beliefs

- Believes the U.S. health care system needs to change:
  - Advancement of value-based models that reward for outcomes through innovations that further improve, personalize, simplify and provide predictability in the customer and physician experience
  - Making health care more affordable for clients (including health plan clients) and customers

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 III. Governance and Process   14

Cigna's Consideration of the Transaction Was Thorough and Deliberate

Cigna's Board and management team regularly evaluated potential strategic alternatives that might be available to Cigna, including consideration of industry and regulatory developments

- After the termination of the merger agreement with Anthem in May 2017, Cigna considered a number of potential strategic paths, including continued standalone operations, a large transformative business combination or pursuing a number of smaller acquisitions
- As part of this process, Cigna's Board scrutinized hypothetical combinations with a number of other industry players, both in terms of financial profile and from the perspective of how Cigna might advance its strategy
- Cigna's Board ultimately determined that a combination with Express Scripts was the most attractive option available to Cigna to meaningfully accelerate the transformation of the U.S. healthcare system and maximize long-term shareholder value

Cigna's Board conducted thorough deliberation over the course of many meetings

- Cigna's Board discussed and reviewed extensively the standalone valuation of Express Scripts and the expected financial characteristics of the combined company, including the estimated synergies from a potential transaction, in each case under different scenarios

Transaction terms arrived at via rigorous and independent negotiations

- Exchange ratio and cash consideration determined following a thorough negotiation process, supported by the totality of due diligence review of Express Scripts and expected synergies

Shareholder approval

- Transaction subject to approval by a majority of the outstanding shares of Cigna common stock

In the Board's view, the acquisition of Express Scripts meaningfully accelerates Cigna's strategy and maximizes long-term shareholder value

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Cigna's Board, With Management, Has a Continued Focus on Long-term Shareholder Value Creation

Cigna's Proven Track Record in a Challenging Market

- Strong operational performance over the last 8 years[1]
  - 11% revenue growth CAGR
  - 13% EPS growth CAGR
  - 14% average annual return on invested capital
  - Expanded global customer relationships by 30+ million
- Strong shareholder returns over the last 8+ years[2]
  - 384% cumulative total shareholder return
- Industry leading U.S. total medical cost trend
  - Less than 3% in 2017

1. 12/31/09 – 12/31/17; 2. 12/31/09-6/30/18

A Clear Roadmap for Successful Integration

- Joint integration team from both Cigna and Express Scripts is led by Cigna President & CEO David Cordani and Express Scripts President & CEO Tim Wentworth
- Employing a three-pronged approach:
  - Culture alignment is key to the overall integration plan
  - Understanding the bright spots and vulnerabilities
  - Have a multi-year, long-term view to the integration and value creation
- The combined company will have three attractive, well-positioned growth platforms:

U.S. Integrated Medical	U.S. Integrated Services Platform	Global and Individual Platforms
Targeting Cigna's "Go Deeper" geographies	National scope targeting employers of all sizes, health plans and government agencies	Leading globally mobile, employer and individual solutions

- Priority in the near-term is business continuity for both companies

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 The Investment Community Believes the Combination with Express Scripts Will Drive Substantial Upside   17  “We see meaningful opportunity around the pending ESRX deal (ESRX, $78.39, Buy) which further integrates the crucial pharmacy benefit and should provide for deeper collaborative relationships. In addition, ESRX is posting historically low drug trend, superb customer retention and tangible cost benefits from higher penetration of its solutions. Finally, we see opportunity around clinical solutions (e.g. SafeGuardRx, TRCs), medical management (e.g. eviCore), synergies and cross-selling … We like the company’s integrated offering, attractive absolute/relative medical trends, strong cash flow and see meaningful opportunities on several fronts from the pending Express Scripts combination.” – David MacDonald, SunTrust (6/11/18)  “ESRX is a strategic platform acquisition for CI to drive industry leading total cost trend across medical and pharmacy, particularly with the increasing importance of Specialty Pharmacy. ESRX offers CI a combined platform at scale that can compete with the new Big 4: UNH with Optum Rx, ANTM with Ingenio Rx, and AET with CVS. The deal is not about CI’s outsourced relationship for its own membership, but as a broader imperative across all segments and geographies for Employer, Health plan and Government. Value based care discussions are now evolving from providers to outcomes based payments for drug manufacturers.” – Ana Gupte, Leerink (3/26/18)  “We are supportive of the [Cigna and Express Scripts] deal… We do understand, respect, and buy into the concept that if you have scale on the managed care side and scale on the pharmaceutical benefit management side, that through better data analytics you can actually lower the per member per month cost by, we think, $20 or 5% per member per month and since Cigna is mostly an ASO business that’ll mostly get passed onto customers. So this merger will actually be pro-competitive and pro-customer.” – Glenview Capital CEO Larry Robbins, a Cigna and Express Scripts investor,in a CNBC interview (4/23/18)  “Nevertheless, the accretion from this deal is highly compelling, projected in the double-digit percentages in Year 1. Longer-term, Cigna continues to project $20-21 in EPS by 2021. This would leave the stock at just 8-9X that pro forma EPS forecast, leaving significant wiggle room for the company to fail to meet its expectations. The company's outlook assumes merely cost synergies, but investors could be overlooking the potential upside opportunities. Cigna's core health insurance business should be improved due to the integrated benefit offering and the opportunity to target new customers. In fact, the companies overlap in only ~30% of markets, suggesting there could be a significant opportunity to grab market share for each business … Overall, we believe the market's pessimism about the deal would ultimately prove to be unwarranted if the deal does go through.” – Michael Wiederhorn, Oppenheimer (6/12/18)    Note: Permission to use quotes was not sought or obtained; Source: Wall Street Analyst Research Reports

There Has Been Increased Conviction in the Transaction Closing as the Market Better Understands Potential Value Creation

Potential Drivers of Initial Market Reaction

- The announcement surprised the marketplace
  - No prior speculation of an Express Scripts transaction
  - Investors may have been expecting Cigna to pursue a different large-scale transaction
- Many times, acquirers underperform post-announcement
  - Among other factors, an ongoing DOJ review has some investors reluctant to commit capital pending greater certainty

*"However, if this comes to pass, we would expect **CI to outperform the peers once deal closing comes into clarity** as the deal has **strategic merits**, is **financially attractive** and **CI is trading at a significant discount** to peers."*
– Kevin Fischbeck, BAML (3/9/18)

*"We continue to believe that **CI may be range bound** until we get closer to deal closure at year end, but see **significant upside potential over the next 12 months**."*
– Kevin Fischbeck, BAML (6/12/18)

Note: Permission to use quotes was not sought or obtained; Source: Wall Street Analyst Research Reports

Views on Future Valuation Prospects

- UNH – a peer with an integrated MCO and PBM business model – trades at the highest multiple in the MCO group

Forward P/E Ratio



12
16.4
17.6
CI Current
MCO Group
UNH

*"Cigna trades at 12.0x our 2019E EPS, a meaningful discount to the group tied largely to what we view as **underappreciated value from the pending ESRX acquisition.** We view CI's risk/reward as **highly compelling** tied to robust core trends, strong cash flow and what we expect to be **significant benefits from ESRX**."*
– David MacDonald, SunTrust (6/11/18)

- This integrated business model is being pursued by other market participants, such as Aetna/CVS Caremark and Anthem/Ingenio Rx
- Combined company will serve integrated health solutions – medical, behavioral and specialty insights (Cigna) with broad pharmacy, specialty pharmacy and clinical insights (Express Scripts) – to more than 100 million customers

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 IV. Conclusion  19

 Cigna’s Board conducted an extensive review and ultimately determined that a combination with Express Scripts was the most attractive option available to Cignain order to maximize long-term value creation in the context of an accelerating transformation of the U.S. healthcare systemCigna’s Board remains confident in the Express Scripts combination and its ability to deliver long-term shareholder value  Cigna’s Board Recommends a Vote “FOR” the Transaction  20  Cigna’s Board of Directors recommends that Cigna shareholders vote “FOR” the Express Scripts transaction

 Appendix  21

 Combined Company Board of Directors  22  David M. Cordani – Director, President & CEOCEO of Cigna since December 2009; employed by Cigna since 1991Member of the Business Roundtable and serves on the U.S.-India Business Council Board of DirectorsNamed Chairman of the U.S. Chamber of Commerce’s U.S.-Korea Business Council in 2017Received the Leadership in the Nation’s Interest award from the Committee for Economic Development in 2016  Eric J. Foss – Independent DirectorChairman of the Board of ARAMARK Corporation since February 2015, and President and CEO since May 2012Former CEO of Pepsi Beverages Company from 2010 – December 2011Former Chairman and CEO of The Pepsi Bottling Group, Inc. from 2008 – 2010Former Director of United Dominion Realty from 2003 – 2015  Isaiah (“Ike”) Harris, Jr. – Chairman of the BoardCigna’s Chairman of the Board since December 2009; Former Vice-Chairman of the Board from July 2009 – December 2009. Former President and CEO of AT&T Advertising & Publishing — East (formerly BellSouth Advertising & Publishing Group) from 2005 – 2007Independent Trustee of Wells Fargo Advantage Funds since 2008Nominated as NYSE 2014 Chairman of the Year  Roman Martinez IV – Independent Director and Chair of the Audit CommitteeFormer Managing Director of Lehman Brothers; employed from 1962 – 2003Board Member of Orbital ATK since 2015Former Board Member of Alliant Techsystems from 2004 – 2015Served on the Board of Trustees of New York Presbyterian Hospital since 1996MBA from the Wharton School of the University of Pennsylvania.  John M. Partridge – Independent Director and Chair of the Finance CommitteeChairman and CEO of Velo Payments since March 2017Former President of Visa from 2009 – 2013; Former COO from 2007 – 2009Former President and CEO of Inovant (a Visa subsidiary) from 2000 – 2007; Interim President of Visa USA in 2007Former SVP and CIO of Unum Provident Corp from 1998 – 2000  James E. Rogers – Independent DirectorFormer Chairman of Duke Energy Corporation from 2007 – 2013; Former President and CEO from 2006 – 2013Former Chairman, President and CEO of CINERGY Corp from 1994 – 2006Senior operating partner of Stonepeak Infrastructure Partners since October 2016Chairman and CEO of Intrepid Energy Partners LLC since 2014  Eric C. Wiseman – Independent DirectorFormer Executive Chairman of VF Corp. from August 2008 – October 2017; Former CEO from January 2008 – December 2016; Former COO from 2006 - 2008Former EVP of Global Brands at VF Corp from 2005 – 2006Former Vice President and Chairman of Sportswear and Outdoor Coalitions at VF Corp. from 2004 – 2005Board Member of Lowe’s Cos. Since 2011  Donna F. Zarcone – Independent DirectorPresident and CEO of The Economic Club of Chicago since February 2012; Former Interim President from October 2011 – February 2012Former President and CEO of D. F. Zarcone & Associates LLC from 2007 – February 2012Former President and COO of Harley-Davidson Financial Services, Inc from 1998 – 2006Former Chairman of the Board of Eaglemark Savings Bank from 2002 – 2006NACD Board Leadership Fellow  William D. Zollars – Independent Director and Chair of the People Resources CommitteeFormer Chairman, President and CEO of YRC Worldwide, Inc. from 1999 – 2011Former President of Yellow Transportation, Inc., from September 1996 – November 1999Former SVP of Ryder Integrated Logistics from 1994 – 1996Board Member of Cerner Corporation since 2005  CURRENT CIGNA BOARD DIRECTORS   (As of July 2018)

Combined Company Board of Directors (Cont'd.)

ADDITIONAL NEW CIGNA AND EXPRESS SCRIPTS BOARD DIRECTORS

Recently Announced Addition to the Cigna Board (Effective December 1, 2018 or Upon Transaction Close)



Dr. Mark McClellan – Independent Director of Cigna
- Director of the Robert J. Margolis, MD Center for Health Policy at Duke University since 2015
- Former Director of the Health Care Innovation and Value Initiative at the Engelberg Center for Health Care Reform at The Brookings Institution
- Former administrator of the Centers for Medicare & Medicaid Services from 2004 – 2006.
- Former Commissioner of the U.S. Food and Drug Administration
- Former Member of the President's Council of Economic Advisers

Four Director Additions Chosen from Express Scripts' Board (Effective Upon Transaction Close)



William J. Delaney – Independent Director of Express Scripts
- Former CEO of Sysco Corporation from March 2009 – December 2017; Former President from March 2010 – January 2016; Former EVP and CFO from July 2007 – October 2009
- Former director of Sysco Corporation from 2009 to 2017
- Board director of Sanmina Corporation



Kathleen M. Mazzarella – Independent Director of Express Scripts
- Chairman, President and CEO of Graybar Electric Company, Inc. since June 2012; Former EVP and COO from December 2010 – June 2012
- Director of Waste Management, Inc. since October 2015
- Director of the Federal Reserve Bank of St. Louis since January 2015 and Chairman since April 2016



Dr. Elder Granger, MD, MG – Independent Director of Express Scripts
- Former U.S. Army Major General; retired in June 2009 after serving for over 35 years
- President and CEO of The 5Ps LLC since August 2009
- Former Deputy Director and Program Executive Officer of the TRICARE Management Activity, Office of the Assistant Secretary of Defense (Health Affairs) in Washington, D.C. from December 2005 – June 2009
- Awarded the Henry Kaiser Medical Fellowship for Medical Excellence and Leadership
- Board certified by the American College of Physician Executives, American Board of Medical Quality and American Board of Internal Medicine with numerous medical certifications
- Board director of DLH Holdings Corp



William L. Roper, MD, MPH – Independent Director of Express Scripts and Chair of the Compliance Committee
- Former Board director of Medco Health Solutions, Inc. from December 2007 – April 2012.
- Dean of the School of Medicine and Vice Chancellor for Medical Affairs of the University of North Carolina at Chapel Hill, and as CEO of the UNC Health Care System since 2004
- Former SVP of Prudential Health Care from 1993 – 1997
- Former director of the Centers for Disease Control and Prevention from 1990 – 1993
- Board director of DaVita HealthCare Partners Inc. since 2001
- Former Chairman of the Board of Directors of the National Quality Forum

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FORWARD LOOKING STATEMENTSInformation included or incorporated by reference in this communication, and information which may be contained in other filings with the Securities and Exchange Commission (the “SEC”) and press releases or other public statements, contains or may contain forward-looking statements. These forward-looking statements include, among other things, statements of plans, objectives, expectations (financial or otherwise) or intentions.Forward-looking statements, including as they relate to Express Scripts (“Express Scripts”) or Cigna (“Cigna”), the management of either such company or the transaction, involve risks and uncertainties. Actual results may differ significantly from those projected or suggested in any forward-looking statements. Express Scripts and Cigna do not undertake any obligation to release publicly any revisions to such forward-looking statements to reflect events or circumstances occurring after the date hereof or to reflect the occurrence of unanticipated events. Any number of factors could cause actual results to differ materially from those contemplated by any forward-looking statements, including, but not limited to, the risks associated with the following:the inability of Express Scripts and Cigna to obtain stockholder or regulatory approvals required for the merger or the requirement to accept conditions that could reduce the anticipated benefits of the merger as a condition to obtaining regulatory approvals; the possibility that the anticipated benefits from the merger cannot be realized in full, or at all or may take longer to realize than expected;a longer time than anticipated to consummate the proposed merger; problems regarding the successful integration of the businesses of Express Scripts and Cigna;unexpected costs regarding the proposed merger; diversion of management’s attention from ongoing business operations and opportunities; potential litigation associated with the proposed merger; the ability to retain key personnel; the availability of financing; effects on the businesses as a result of uncertainty surrounding the proposed merger; and the industry may be subject to future risks that are described in SEC reports filed by Express Scripts and Cigna. You should carefully consider these and other relevant factors, including those risk factors in this communication and other risks and uncertainties that affect the businesses of Express Scripts and Cigna described in their respective filings with the SEC, when reviewing any forward-looking statement. These factors are noted for investors as permitted under the Private Securities Litigation Reform Act of 1995. Investors should understand it is impossible to predict or identify all such factors or risks. As such, you should not consider either foregoing lists, or the risks identified in SEC filings, to be a complete discussion of all potential risks or uncertainties.  Important Information for Investors and Shareholders  24

 IMPORTANT INFORMATION ABOUT THE TRANSACTION AND WHERE TO FIND ITThis communication does not constitute an offer to sell or solicitation of an offer to buy any securities. In connection with the proposed transaction, the newly formed company which will become the holding company following the transaction (“Holdco”) filed with the SEC a registration statement on Form S-4. The registration statement on Form S-4 includes a joint proxy statement of Cigna and Express Scripts that also constitutes a prospectus of Holdco. The registration statement was declared effective by the SEC on July 16, 2018, and Cigna and Express Scripts commenced mailing the definitive joint proxy statement/prospectus to the respective stockholders of Cigna and Express Scripts on or about July 17, 2018. Cigna and Express Scripts also plan to file other relevant documents with the SEC regarding the proposed transaction. This document is not a substitute for the registration statement or the joint proxy statement/prospectus or any other document which Cigna, Express Scripts or Holdco may file with the SEC. INVESTORS AND SECURITY HOLDERS ARE URGED TO READ THE REGISTRATION STATEMENT, JOINT PROXY STATEMENT/PROSPECTUS AND ANY OTHER RELEVANT DOCUMENTS THAT ARE FILED OR MAY BE FILED WITH THE SEC, AS WELL AS ANY AMENDMENTS OR SUPPLEMENTS TO THESE DOCUMENTS, CAREFULLY AND IN THEIR ENTIRETY BECAUSE THEY CONTAIN OR WILL CONTAIN IMPORTANT INFORMATION. You may obtain a free copy of the registration statement on Form S-4 and the definitive joint proxy statement/prospectus and other relevant documents filed by Holdco, Cigna and Express Scripts with the SEC at the SEC’s website at www.sec.gov. Copies of documents filed with the SEC by Cigna will be available free of charge on Cigna’s website at www.Cigna.com or by contacting Cigna’s Investor Relations Department at (215) 761-4198. Copies of documents filed with the SEC by Express Scripts will be available free of charge on Express Scripts’ website at www.express-scripts.com or by contacting Express Scripts’ Investor Relations Department at (314) 810-3115.PARTICIPANTS IN THE SOLICITATIONCigna (and, in some instances, Holdco) and Express Scripts and their respective directors and executive officers may be deemed to be participants in the solicitation of proxies in respect of the proposed transaction under the rules of the SEC. Investors may obtain information regarding the names, affiliations and interests of directors and executive officers of Cigna (and, in some instances, Holdco) in Cigna’s Annual Report on Form 10-K for the year ended December 31, 2017, which was filed with the SEC on February 28, 2018, and its definitive proxy statement for its 2018 Annual Meeting, which was filed with the SEC on March 16, 2018. Investors may obtain information regarding the names, affiliations and interests of Express Scripts’ directors and executive officers in Express Scripts’ Annual Report on Form 10-K for the year ended December 31, 2017, which was filed with the SEC on February 27, 2018, and its proxy statement for its 2018 Annual Meeting, which was filed with the SEC on March 29, 2018. You may obtain free copies of these documents at the SEC’s website at www.sec.gov, at Cigna’s website at www.Cigna.com or by contacting Cigna’s Investor Relations Department at (215) 761-4198. Copies of documents filed with the SEC by Express Scripts will be available free of charge on Express Scripts’ website at www.express-scripts.com or by contacting Express Scripts’ Investor Relations Department at (314) 810-3115. Other information regarding the participants in the proxy solicitation and a description of their direct and indirect interests, by security holdings or otherwise, will be contained in the joint proxy statement/prospectus and other relevant materials to be filed with the SEC regarding the proposed transaction if and when they become available. Investors should read the joint proxy statement/prospectus carefully and in its entirety before making any voting or investment decisions. NO OFFER OR SOLICITATIONThis communication is for informational purposes only and not intended to and does not constitute an offer to subscribe for, buy or sell, the solicitation of an offer to subscribe for, buy or sell or an invitation to subscribe for, buy or sell any securities or the solicitation of any vote or approval in any jurisdiction pursuant to or in connection with the proposed transaction or otherwise, nor shall there be any sale, issuance or transfer of securities in any jurisdiction in contravention of applicable law. No offer of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act of 1933, as amended, and otherwise in accordance with applicable law.   Important Information for Investors and Shareholders  25